

July 11, 2011

Via Email
Mr. Lawrence Odell
Secretary
First BanCorp.
1519 Ponce de Leon Avenue
PO Box 9146
San Juan, Puerto Rico

> **Re: First BanCorp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 28, 2011**
> **File No. 001-14793**

Dear Mr. Odell:

    We have reviewed your response letter dated July 11, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We are not able to agree that the conversion of the Treasury's holdings of preferred shares into common stock is not an exchange or "similar transaction" within the meaning of Item 12 and the instructions to Item 13. Consequently, we are not able to agree that financial statements, including pro-forma financial statements, are not required. File revised proxy materials to include the appropriate financial statements.

Proposal to Issue Common Stock to Institutional Investors

Overview and Reason for Proposal, page 8

2. We note your response to comment 2 of our letter dated July 7, 2011. Please provide
    your analysis as to why the subscription agreements are not material agreements even
    though these agreements together relate to the acquisition of more than 10% of your
    shares of common stock and the individual acquisitions are contingent on each of the
    other acquisitions.

    Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3419 with any
questions or comments.

                                                    Sincerely,

                                                    /s/ Christian Windsor

                                                    Christian Windsor
                                                    Special Counsel

CC: Via Email
      Linda Griggs
      Morgan, Lewis & Bockius LLP